UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G

(Amendment No. 1)

Name of issuer: Opus360 Corporation

Title of class of securities: Common Stock

CUSIP number: 68400F109

Date of event, which requires filing of this statement: October 31, 2001

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

[X] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[ ] Rule 13d-1(d)


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CUSIP No: 68400F109

 1.  Names of reporting persons: Weiss, Peck & Greer, LLC
    IRS identification nos of above persons (entities only): 13-2649199

 2. Check the appropriate box if a member of a group:
    (a) [ ]
    (b) [X]

 3. SEC Use Only

 4. Citizenship or place of organization: Delaware

Number of      5. Sole voting power: -0-
Shares
beneficially   6. Shared voting power: 6,809,650
owned by
each           7. Sole dispositive power: -0-
reporting
person with:   8. Shared dispositive power: -6,809,650

 9. Aggregate amount beneficially owned by each reporting person: 6,809,650

10. Check if the aggregate amount in row (11) excludes certain shares: [X]

11. Percent of class represented by amount in row (11): 13.58%

12. Type of reporting person:  BD, IA

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Item 1.
(a) Name of issuer: Opus360 Corporation

(b) Address of issuer's principal executive offices:

39 West 13th Street, Third Fl., NY, NY 10011

Item 2.
		(a) Name of Person filing: Weiss, Peck & Greer, LLC

(b) Address of principal business office or, if none, residence:
One New York Plaza, New York, NY 10004

        (c) Citizenship: Weiss, Peck & Greer, L.L.C. ("WPG") is a limited liability company, organized under the laws of the State of Delaware.

        	(d) Title of class of securities: Common Stock

       	(e) CUSIP number: 68400F109


Item 3. If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or
        (c), check whether the person filing is a:

        (a) [X] Broker or dealer registered under section 15 of the Act
                (15 U.S.C 78o)
        (b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
        (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c)
        (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)
        (e) [X] An investment advisor registered under Section 203 of the Investment Company Act of 1940
        (f) [ ] An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F)
        (g) [ ] A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G)
        (h) [ ] A savings associations as defined in Section 3(b) of the
                Federal Deposit Insurance Act (12 U.S.C. 1813)
        (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)
        (j) [ ] Group, in accordance with 240.13d-1(b)(1)(ii)(J)













Item 4  Ownership:


        (a) Amount beneficially owned: 6,809,650 as of October 31, 2001
        (b) Percent of class: 13.58%
        (c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: -0-

(ii)  Shared power to vote or to direct the vote: 6,809,650


(iii) Sole power to dispose or to direct the disposition of: -0-

(iv)  Shared power to dispose or to direct the disposition of: 6,809,650



Item 5  Ownership of five percent or less of a class:
        [Not Applicable]

Item 6  Ownership of more than five percent on behalf of another person:

This Statement on Schedule 13G ("Schedule 13G") is filed by WPG, a Delaware limited liability company which is registered as a broker-dealer under Section 15 of the Act, and as an investment adviser under Section 203 of the Investment Advisers Act of 1940, as amended.

This Schedule 13G is being filed with respect to shares of common 6,809,650 Stock of Opus360 Corporation (the "Common Stock")held by WPG at October 31, 2001 for the discretionary accounts of certain clients. By reason of Rule 13d-3 under the Act, WPG may be deemed to be a "beneficial owner" of such Common Stock. WPG expressly disclaims beneficial ownership of the Common Stock. Each client has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Common Stock purchased for his account. To the knowledge of WPG, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Common Stock which represents more than 5% of the outstanding shares of the Common Stock referred to in Item 4(b) hereof.

This Schedule 13G is not being filed with respect to the shares of Common Stock Which may be owned by managing directors of WPG, or by their respective spouses, or as custodian or trustee for their respective family members or by their respective family foundations, since WPG does not possess or share voting or investment power with respect to such Common Stock. Each of such managing director disclaims, pursuant to Rule 13d-4, that he or she is the beneficial owner, within the meaning of Rule 13d-3, of the shares of Common Stock owned by the various parties referred to in this Schedule 13G, other than such shares as the respective managing director owns of record.


Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:
        Not Applicable

Item 8  Identification and Classification of Members of the Group: Not
        Applicable

Item 9  Notice of Dissolution of Group: Not Applicable


Item 10 Certification:
        240.13d-1(b):

By signing below, Robert A. Kloby, Chief Compliance Officer of WPG certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held n the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date:

Signature:  (electronic transmission)

WEISS, PECK & GREER, LLC


______________________________
Name/Title:  ROBERT A. KLOBY